October 20, 2006

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Post Effective Amendment No. 1 to Registration Statement on Form S-3 filed September 28, 2006 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated October 17, 2006, of the Staff (the “Commission Letter”) with respect to the Company’s Registration Statement on Form S-3, filed on September 28, 2006, File No. 333-137100 (the “Registration Statement”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

We are filing with the Commission via EDGAR concurrently herewith the documents referenced above. For the Staff’s convenience, we are also forwarding to you four (4) courtesy copies of Amendment No. 2 to our Registration Statement. These courtesy copies are marked to show changes from the Registration Statement filed on September 28, 2006. These changes reflect responses to the Staff’s comments contained in the Commission Letter, as well as the updating of certain information.

Selling Shareholders, Page 31

1.
We note your response to prior comment 6. As noted in our prior comment, if a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. We therefore reissue our prior comment.

We have revised the Plan of Distribution section of the Registration Statement to reflect the Staff’s comment.

2.
We note your response to prior comment 9 and have reviewed the analysis contained in Appendix A, however you must disclose the natural persons that beneficially own the shares held by entities named in this table.

Upon consideration of the Staff’s comment and discussion with the selling shareholders affected by the Staff’s comment, we have withdrawn those selling shareholders’ shares from the Registration Statement.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

Signature page

3.	We reissue prior comment 12, which sought revision to your signature page below the second paragraph.

We have revised the signature page to indicate that Robert A. Olins is both our Principal Executive Officer and Principal Financial and Accounting Officer.

4.	We note your response to prior comment 13. Please note that you must file exhibit 5 before you submit a request for acceleration of the effective date of your registration statement.

The Legal Opinion of Franklin, Cardwell & Jones has been filed as exhibit 5.1 to Amendment No. 2 to Form S-3.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at 713-222-6025, should you have any questions or require further information.

Sincerely,

/s/ Robert A. Olins

Robert A. Olins
Chief Executive Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC
Lawrence E. Wilson, Franklin, Cardwell & Jones
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com